Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Dynegy Inc.’s Amendment No. 1 to Registration Statement No. 333-204634 on Form S-4, of our report dated March 25, 2015, relating to the combined financial statements of the Midwest Generation Business of Duke Energy Corporation as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014 (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph relating to certain income and expense allocations), appearing in the Current Report on Form 8-K of Dynegy Inc. dated April 9, 2015, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

July 8, 2015